UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 2, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Power Medical Interventions, Inc.

File No. 1-33770 - CF#21897

        Power Medical Interventions, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on March 31, 2008.

        Based on representations by Power Medical Interventions, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.6	through March 30, 2009
Exhibit 10.8	through March 30, 2009

        For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Perry Hindin
Special Counsel